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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 29)

                                   MAXXAM INC.
                                (Name of Issuer)

                                  COMMON STOCK,
                            PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)

                                   577913-10-6
                                 (CUSIP Number)

                               TIMOTHY J. NEUMANN
                             GIDDEON HOLDINGS, INC.
                           5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 975-7600
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                FEBRUARY 26, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
/ /.

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                                  SCHEDULE 13D

CUSIP NO.  577913-10-6

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                                 Giddeon Holdings, Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP*
               (a) / X /
               (b) /   /

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)
                                                                 OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /   /     Not applicable

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 Delaware

   NUMBER OF       7  SOLE VOTING POWER
                                                 None
     SHARES

  BENEFICIALLY     8  SHARED VOTING POWER
                                                 2,411,857*
    OWNED BY

      EACH         9  SOLE DISPOSITIVE POWER
                                                 None
   REPORTING

     PERSON       10  SHARED DISPOSITIVE POWER
                                                 2,411,857*
      WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
                                                                 2,411,857*

12          CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                 /   /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
                                                                 33.5%

14          TYPE OF REPORTING PERSON (See Instructions)
                                                                 CO

* Includes 21,029 shares of Common Stock, par value $.50 ("Common Stock"), of
MAXXAM Inc. (the "Company") which Gilda Investments, LLC ("Gilda"), a wholly owned subsidiary of Giddeon Holdings, Inc. ("Giddeon"), has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002.

                                  SCHEDULE 13D

CUSIP NO.  577913-10-6

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                                 Gilda Investments, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP*
               (a) / X /
               (b) /   /

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)
                                                                 OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /   /     Not applicable

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 Delaware

   NUMBER OF       7  SOLE VOTING POWER
                                                 None
     SHARES

  BENEFICIALLY     8  SHARED VOTING POWER
                                                 2,411,857*
    OWNED BY

      EACH         9  SOLE DISPOSITIVE POWER
                                                 None
   REPORTING

     PERSON       10  SHARED DISPOSITIVE POWER
                                                 2,411,857*
      WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
                                                                 2,411,857*

12          CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                 /   /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
                                                                 33.5%

14          TYPE OF REPORTING PERSON (See Instructions)
                                                                 OO

* Includes 21,029 shares of Common Stock which Gilda has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002.

                                  SCHEDULE 13D

CUSIP NO.  577913-10-6

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                                 Federated Development Investments, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP*
               (a) / X /
               (b) /   /

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)
                                                                 OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /   /     Not applicable

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 Texas

   NUMBER OF       7  SOLE VOTING POWER
                                                 None
     SHARES

  BENEFICIALLY     8  SHARED VOTING POWER
                                                 60,000
    OWNED BY

      EACH         9  SOLE DISPOSITIVE POWER
                                                 None
   REPORTING

     PERSON       10  SHARED DISPOSITIVE POWER
                                                 60,000
      WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
                                                                 60,000

12          CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)
                                                                 /   /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
                                                                 Less than 1%

14          TYPE OF REPORTING PERSON (See Instructions)
                                                                 OO

                                  SCHEDULE 13D

CUSIP NO.  577913-10-6

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                                 Charles E. Hurwitz

2           CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP*
               (a) / X /
               (b) /   /

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)
                                                                 AF, PF

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /   /     Not applicable

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 Texas

   NUMBER OF       7  SOLE VOTING POWER
                                                 1,184,129*
    SHARES

  BENEFICIALLY     8  SHARED VOTING POWER
                                                 2,558,256**
    OWNED BY

      EACH         9  SOLE DISPOSITIVE POWER
                                                 1,184,129*
   REPORTING

     PERSON       10  SHARED DISPOSITIVE POWER
                                                 2,558,256**
      WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
                                                                 3,742,385

12          CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                 /   /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
                                                                 50.5%

14          TYPE OF REPORTING PERSON (See Instructions)
                                                                 IN

*        Includes (i) 1,064 shares of Common Stock that Mr. Hurwitz may acquire on a share-for-share basis upon conversion of Class A $.05
         Non-Cumulative Participating Convertible Preferred Stock (the
         "Preferred Stock") of the Company beneficially held by him and 90,000 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002, and (ii) 108,740 shares of Common Stock of which Mr. Hurwitz has right to acquire pursuant to options exercisable within 60 days of February
         28, 2002.

**       Includes (i) options for 21,029 shares of Common Stock held by Gilda and (ii) 61,718 shares of Common Stock owned by Mr. Hurwitz's spouse, of which Mr. Hurwitz disclaims beneficial ownership.

                                  SCHEDULE 13D

CUSIP NO.  577913-10-6

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                                 Hurwitz Investment Partnership L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP*
               (a) / X /
               (b) /   /

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)
                                                                 OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /   /     Not applicable

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 Texas

   NUMBER OF       7  SOLE VOTING POWER
                                                 None
    SHARES

  BENEFICIALLY     8  SHARED VOTING POWER
                                                 46,500
    OWNED BY

      EACH         9  SOLE DISPOSITIVE POWER
                                                 None
   REPORTING

     PERSON       10  SHARED DISPOSITIVE POWER
                                                 46,500
      WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
                                                                 46,500

12          CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                 /   /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
                                                                 Less than 1%

14          TYPE OF REPORTING PERSON (See Instructions)
                                                                 PN

                                  SCHEDULE 13D

CUSIP NO.  577913-10-6

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                                 Hurwitz 1992 Investment Partnership L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP*
               (a) / X /
               (b) /   /

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)
                                                                 OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 /   /     Not applicable

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 Texas

   NUMBER OF       7  SOLE VOTING POWER
                                                 None
    SHARES

  BENEFICIALLY     8  SHARED VOTING POWER
                                                 38,181
    OWNED BY

      EACH         9  SOLE DISPOSITIVE POWER
                                                 None
   REPORTING

     PERSON       10  SHARED DISPOSITIVE POWER
                                                 38,181
      WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON
                                                                 38,181

12          CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                 /   /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
                                                                 Less than 1%

14          TYPE OF REPORTING PERSON (See Instructions)
                                                                 PN

                         SCHEDULE 13D - AMENDMENT NO. 29

     The undersigned hereby amend their Amended and Restated Schedule 13D dated
December 30, 1997, and as amended by Amendment No. 28 as of April 21, 2000, relating to the Common Stock, par value $.50 (the "Common Stock") of MAXXAM
Inc., a Delaware corporation (the "Company"), as set forth below.
Notwithstanding this Amendment No. 29, each prior text of the Statement speaks as of the respective date thereof. Except as otherwise noted, the information presented herein is as of February 28, 2002.

1.   Item 2 of the Statement entitled "Identity and Background" is hereby amended in its entirety to read as follows:

"ITEM 2.   IDENTITY AND BACKGROUND.

     (a) - (c) The Statement is being filed by a group consisting of Giddeon,
Gilda, Federated Development Investments, LLC ("FDILLC"), Charles E. Hurwitz,
the Hurwitz Investment Partnership L.P. (the "Investment Partnership"), and the
Hurwitz 1992 Investment Partnership, L.P. (the "1992 Partnership" and
collectively with the Investment Partnership, the "Partnerships") (hereinafter collectively referred to as the "Group").

     Federated Development Company ("Federated") was a New York business trust which was converted into a Texas corporation in December 1999. Federated
Development Inc. ("FDI") was a Delaware corporation and wholly owned by
Federated. Both were prior members of the Group. On February 26, 2002, Federated was merged with and into a subsidiary of Giddeon, and FDI was merged with and into Gilda. Giddeon is a Delaware corporation and is wholly owned by Mr. Hurwitz and certain members of his immediate family and trusts for the benefit thereof.
Gilda is a Delaware limited liability company, the Partnerships are Texas limited partnerships, and FDILLC is a Texas limited liability company. All of the foregoing entities have their principal executive offices at 5847 San
Felipe, Suite 2600, Houston, Texas 77057.

     Giddeon is principally engaged in the management of real estate loans and a portfolio of real estate properties. Through Giddeon's beneficial ownership of a majority of the voting power of the Company, Giddeon may be deemed to be also engaged in the businesses conducted by the Company, including aluminum operations, forest products operations, real estate management and development and racing operations.

     Mr. and Mrs. Hurwitz each have a 4.32% general partnership interest and a
1% general partnership interest in the Investment Partnership and the 1992
Partnership, respectively. The Charles E. Hurwitz Grantor Retained Interest
Trust and the Barbara Hurwitz Grantor Retained Interest Trust each hold a 45.68%
limited partnership interest in the Investment Partnership. The Charles E.
Hurwitz 1992 Irrevocable Retained Annuity Trust and the Barbara Hurwitz 1992
Irrevocable Retained Annuity Trust each hold a 49% limited partnership interest in the 1992 Partnership.

     FDILLC is owned 79% by Gilda and 21% by Mr. Hurwitz. Gilda is the managing member of FDILLC. On December 3, 1997, Mr. Hurwitz transferred 60,000 shares of the Company's Common Stock to FDILLC. See Item 6 below. Mr. Hurwitz is sole
Director and President of Giddeon; President of Gilda; and Chairman of the Board
and Chief Executive Officer of the Company.

     Appendix A annexed hereto sets forth additional information with respect to the residence or business address, present principal occupation or employment and name, principal business and address of the organization in which such employment is conducted of the executive officers and directors of Giddeon and the executive officers and directors of Gilda, including the individual members of the Group.

     (d) - (e) During the last five years, none of the members of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years none of the members of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The individual members of the Group are citizens of the United States."

2.   Item 3 of the Statement entitled "Source and Amount of Funds or Other
     Consideration" is hereby amended as follows:

     The first paragraph of Item 3 is hereby amended in its entirety to read as follows:

     "As of February 28, 2002, the members of the Group beneficially owned an aggregate of 3,742,385 1 shares of Common Stock, which includes (i) 752,441 shares of the Company's Preferred Stock convertible on a share-for-share basis into Common Stock (90,000 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of February 28,
2002) and (ii) 108,740 shares of Common Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of February 28, 2002.
The shares of Preferred Stock are convertible on a share-for-share basis into shares of Common Stock."

3.   Item 4 of the Statement entitled "Purpose of the Transaction" is hereby amended by adding the paragraph below as the first paragraph of this Item
     4:

     "This Statement is being filed by the Group primarily due to the reorganization of certain of its members. On February 26, 2002, Federated was merged with and into a subsidiary of Giddeon, and FDI was merged with and into
Gilda."

4.   Item 5 of the Statement entitled "Interest in Securities of the Issuer" is hereby amended and restated, in its entirety, as follows:

"ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a)-(b) As of February 28, 2002, the aggregate number of shares of Common
Stock deemed to be beneficially owned by members of the Group (inclusive of
Common Stock issuable upon conversion of shares of Preferred Stock currently held or options for Common Stock or Preferred Stock exercisable within sixty
(60) days of February 28, 2002) was 3,742,3852, constituting approximately 50.5%
of the shares of Common Stock outstanding.3

     Each share of Common Stock has one vote per share and each share of
Preferred Stock generally has ten votes per share. Accordingly, as of February
28, 2002, the Group possesses approximately 73.8% of the combined voting

--------

1    Consists of (a) options for 21,029 shares of Common Stock held by Gilda,
     (b) 1,669,451 and 60,000 shares of Common Stock owned by Gilda and FDILLC, respectively, with respect to which Mr. Hurwitz indirectly possesses voting and investment power, (c) 661,377 shares of Preferred Stock held by Gilda,
     (d) 61,718 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership, (e) 46,500 shares of Common Stock owned by the Investment Partnership controlled by
     Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by
     Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (f) 38,181 shares of Common Stock owned by the 1992 Hurwitz Investment Partnership
     L.P., of which 19,090 shares are owned by Mr. Hurwitz's spouse as separate property and as to which Mr. Hurwitz disclaims beneficial ownership, (g)
     984,325 shares of Common Stock held directly by Mr. Hurwitz, and (h) 1,064 shares of Preferred Stock and options exercisable within 60 days of
     February 28, 2002 to purchase 108,740 and 90,000 shares, respectively, of
     Common Stock and Preferred Stock held directly by Mr. Hurwitz."

2    See footnote 1

3    Based on 6,527,671 shares of Common Stock outstanding on February 28, 2002, as increased by 882,210 shares of Common Stock that members of the Group may acquire upon conversion of Preferred Stock they hold or options for
     Common Stock or Preferred Stock exercisable within sixty (60) days of
     February 28, 2002.

power of the Company's outstanding Common Stock and Preferred Stock.4 The following table lists, as of February 28, 2002, (i) all shares of the Company's
Common Stock and Preferred Stock beneficially owned by each member of the Group,
(ii) the percentage of the Company's outstanding shares of Common Stock and
Preferred Stock held by each member of the Group, and (iii) the percentage of combined voting power of the Company's outstanding Common Stock and Preferred
Stock held by each member of the Group:

                                                                                     Percent of
                                                     No. of Shares        Percent     Combined
       Member of Group         Title of Class     Beneficially Owned     of Class    Voting Power
--------------------------- ------------------- ----------------------  ---------- ---------------
Giddeon                     Common Stock               1,750,480(1)         26.7         63.2
                            Preferred Stock              661,377               *
Gilda                       Common Stock               1,750,480(1)         26.7         63.2
                            Preferred Stock              661,377               *
Charles E. Hurwitz          Common Stock               2,989,944(1)(2)      44.9         73.8
                            Preferred Stock              752,441(3)         99.2
FDILLC                      Common Stock                  60,000               *            *
                            Preferred Stock                  -0-               *
Investment Partnership      Common Stock                  46,500               *            *
                            Preferred Stock                  -0-               *
1992 Partnership            Common Stock                  38,181               *            *
                            Preferred Stock                  -0-               *

------------------------------------

* Less than 1%.

(1)  Includes (a) options to purchase 21,029 shares of Common Stock held by
     Gilda, and (b) 1,669,451 and 60,000 shares of Common Stock owned by Gilda and FDILLC, respectively, as to which Mr. Hurwitz indirectly possesses voting and investment power.

(2)  Includes 61,718 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership.

(3)  Includes (a) 1,064 shares of Preferred Stock directly owned by Mr. Hurwitz, and (b) 90,000 shares of Preferred Stock which may be acquired pursuant to options exercisable within 60 days of February 28, 2002.

     By reason of their positions and/or relationships with Gilda, the 1992
Partnership, the Investment Partnership or FDILLC, Mr. Hurwitz and Giddeon may
be deemed to possess shared voting and investment power with respect to the
Company's securities held by Gilda and FDILLC. The filing of this Statement shall not be construed as an admission that any individual member of the Group other than Mr. Hurwitz or Giddeon indirectly beneficially owns, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any of the Company's securities held by Gilda or FDILLC.

     Except as indicated in this Item 5, no member of the Group or, to the best knowledge of such members, any other person identified or referred to in Item 2 of this Statement, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock or Preferred Stock.

     (c) Not applicable

--------

4    Based on 6,527,671 and 668,390 shares of Common Stock and Preferred Stock outstanding on February 28, 2002, respectively, as increased by the number of shares of Common Stock and Preferred Stock issuable to members of the
     Group under options presently exercisable or exercisable within 60 days of
     February 28, 2002 to acquire such shares. This percentage gives effect to the voting rights of ten votes per share of Preferred Stock.

         (d)  Not applicable

         (e)  Not applicable"

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002                    GIDDEON HOLDINGS, INC.

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                     President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002                    GILDA INVESTMENTS, LLC
                                        By:     Giddeon Holdings, Inc., as Sole Member

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                     President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002                    FEDERATED DEVELOPMENT INVESTMENTS, LLC

                                        By:  Gilda Investments, LLC, its Managing Member

                                                By:  Giddeon Holdings, Inc., as Sole Member

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                     President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002

                                                CHARLES E. HURWITZ
                                                Charles E. Hurwitz

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002                    HURWITZ INVESTMENT PARTNERSHIP L.P.

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                 General Partner

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002                    HURWITZ 1992 INVESTMENT PARTNERSHIP L.P.

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                 General Partner

                                   APPENDIX A

                         EXECUTIVE OFFICERS AND TRUSTEES
                       GIDDEON HOLDINGS, INC. ("GIDDEON")

                        EXECUTIVE OFFICERS AND DIRECTORS
                        GILDA INVESTMENTS, LLC ("GILDA")

               Name and                                                                Present Principal
            Positions Held                     Business Address                    Occupation or Employment
--------------------------------------- -------------------------------  -------------------------------------------
Charles E. Hurwitz                      5847 San Felipe, Ste. 2600       President and Director, Giddeon; President
                                        Houston, Texas 77057             of Gilda, a wholly owned subsidiary of
Chairman of the Board, Chief                                             Giddeon; Chairman of the Board and
Executive Officer, President and                                         Chief Executive Officer, MAXXAM Inc.,
Trustee                                                                  which is engaged in aluminum operations,
(Giddeon)                                                                forest products operations, real estate
                                                                         management and development and horse
President and Director                                                   racing through various subsidiaries.
(Gilda)
Shawn M. Hurwitz                        5847 San Felipe, Ste. 2600       Secretary-Treasurer, Giddeon; Secretary-
                                        Houston, Texas 77057             Treasurer, Gilda; Director and Chief
Secretary-Treasurer                                                      Executive Officer, Palmas del Mar
(Giddeon)                                                                Properties, Inc.; President and Director,
                                                                         MCO Properties Inc.
Secretary-Treasurer
(Gilda)
David A. Hurwitz                        5847 San Felipe, Ste. 2600       Director, Gilda
                                        Houston, Texas 77057

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and
Exchange Commission the Statement on Schedule 13D/A (the Statement) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 7,
2002.

                                        GIDDEON HOLDINGS, INC.

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                     President

                                        GILDA INVESTMENTS, LLC
                                        By:     Giddeon Holdings, Inc., as Sole Member

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                     President

                                        FEDERATED DEVELOPMENT INVESTMENTS, LLC
                                        By:  Gilda Investments, LLC, its Managing Member
                                              By:  Giddeon Holdings, Inc., as Sole Member

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                     President

                                                CHARLES E. HURWITZ
                                                Charles E. Hurwitz

                                        HURWITZ INVESTMENT PARTNERSHIP L.P.

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                 General Partner

                                        HURWITZ 1992 INVESTMENT PARTNERSHIP L.P.

                                        By:     CHARLES E. HURWITZ
                                                Charles E. Hurwitz
                                                 General Partner